SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2015

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement dated December 1, 2015 in respect of Promissory Notes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: December 2, 2015

	By:	/s/ Wang Xiaochu
	Name:	Wang Xiaochu
	Title:	Chairman and Chief Executive Officer

Exhibit 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM (HONG KONG) LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

PROMISSORY NOTES

China United Network Communications Corporation Limited (“CUCL”), a wholly-owned subsidiary of China Unicom (Hong Kong) Limited (the “Company”), has completed the issue of the third tranche of promissory note for the year 2015 of an amount of RMB3.5 billion, the fourth tranche of promissory note for the year 2015 of an amount of RMB3.5 billion and the fifth tranche of promissory note for the year 2015 of an amount of RMB3 billion.

The Company announces that CUCL completed the issue of the third tranche of promissory note for the year 2015 of an amount of RMB3.5 billion, the fourth tranche of promissory note for the year 2015 of an amount of RMB3.5 billion and the fifth tranche of promissory note for the year 2015 of an amount of RMB3 billion on 30 November 2015 respectively, all with a maturity period of 3 years and at an interest rate of 3.30% per annum. Interests will accrue from 30 November 2015 respectively. The documents relating to the promissory notes have been published on the websites of Shanghai Clearing House and Chinamoney.com.cn at http://www.shclearing.com and http://www.chinamoney.com.cn, respectively.

By Order of the Board of
China Unicom (Hong Kong) Limited
Yung Shun Loy Jacky
Company Secretary

Hong Kong, 1 December 2015

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Zhang Junan

Non-executive Director:	Cesareo Alierta Izuel

Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

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